UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7

(CUSIP Number)

Bruce C. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Katherine K. DeLuca

McGuireWoods LLP

Gateway Plaza

800 East Canal Street

Richmond, Virginia 23219

September 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP NO. 651587 10 7	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce C. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,193,673
	8	SHARED VOTING POWER 42,308
	9	SOLE DISPOSITIVE POWER 1,193,673
	10	SHARED DISPOSITIVE POWER 42,308

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.81%
14	TYPE OF REPORTING PERSON IN

* Amendment No. 7 amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2006 by Bruce C. Gottwald (“Mr. Gottwald”), as previously amended by Amendment No. 1 thereto filed with the SEC on August 18, 2006, by Amendment No. 2 thereto filed with the SEC on February 16, 2007, by Amendment No. 3 thereto filed with the SEC on May 27, 2008, by Amendment No. 4 thereto filed with the SEC on August 27, 2008, by Amendment No. 5 thereto filed with the SEC on July 8, 2010 and by Amendment No. 6 filed with the SEC on July 15, 2014 (“Amendment No. 6”) with respect to shares of common stock, without par value (the “Common Stock”), of NewMarket Corporation (the “Issuer”). The purpose for the filing of Amendment No. 7 is to update the reported beneficial ownership of the Issuer’s Common Stock by Mr. Gottwald.

Item 5. Interest in Securities of the Issuer.

(a)

1,235,981 shares of Common Stock of the Issuer are owned beneficially by Mr. Gottwald, constituting 11.81% of such shares outstanding (based on a total of 10,467,321 shares outstanding as of October 22, 2021, such number having been provided to the Reporting Person by the Issuer).[1]

Since the filing of Amendment No. 6, Mr. Gottwald has not acquired beneficial interest in any additional shares of Common Stock of the Issuer and has only disposed of shares through gift transactions. The percentage of Mr. Gottwald’s ownership of common stock of the Company has increased because of decreases in the number of shares outstanding since his last filing in July 2014.

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote—1,193,673

(ii)	shared power to vote or to direct the vote—42,308[2]

(iii)	sole power to dispose of or to direct the disposition of—1,193,673

(iv)	shared power to dispose of or to direct the disposition of 42,308[2]

[1]

This amount does not include an aggregate of 573,410 (5.48%) shares of the Issuer’s Common Stock beneficially owned by three separate trusts of which both of the adult sons of Bruce C. Gottwald and his wife are the co-trustees or an aggregate of 1,024,735 (9.79%) shares of the Issuer’s Common Stock beneficially owned by the adult sons of Bruce C. Gottwald. Bruce C. Gottwald and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of the Issuer’s Common Stock. The filing of this statement on Schedule 13D shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, Bruce C. Gottwald is the beneficial owner of the 42,308 shares described in Items 5(b)(ii) and (iv). See Item 5(d) below.

[2]

This amount includes 23,577 shares owned by a charitable foundation for which Bruce C. Gottwald serves as one of the directors and 18,731 shares owned by Mr. Gottwald’s wife. Bruce C. Gottwald disclaims any beneficial interest in any shares held in the foundation or held by his wife.

(c)	Mr. Gottwald disposed of 161 shares on October 12, 2021 in gift transactions. Mr. Gottwald has not engaged in any other transactions in the Issuer’s Common Stock in the past 60 days.

(d)

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 42,308 shares described in Items 5(b)(ii) and (iv). However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule is filed.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Power of Attorney for Bruce C. Gottwald (previously filed with Amendment No. 1 to this Schedule 13D).

SIGNATURES

After reasonably inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 28, 2021	/s/ M. Rudolph West
M. Rudolph West
Attorney-in-fact pursuant to a power of
attorney filed as an exhibit hereto.